CBS CORPORATION

51 West 52nd Street

New York, NY 10019

                March 5, 2008

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Amendment Withdrawal Request

CBS Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form S-3

(Registration No. 333-131438), filed on February 25, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, CBS Corporation (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (Registration No. 333-131438), filed on February 25, 2008, hereinafter referred to as the “Post-Effective Amendment.”

The Post-Effective Amendment is being withdrawn because it was miscoded as an EDGAR submission type S-3/A instead of EDGAR submission type POS AM. The Registrant refiled the Post-Effective Amendment under the correct POS AM submission type today, March 5, 2008. No securities have been sold pursuant to the Post-Effective Amendment.

The Registrant respectfully requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Post-Effective Amendment in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendment to the undersigned at CBS Corporation, 51 West 52nd Street, New York, NY 10019. Please call me at (212) 975-8979 with any questions regarding this matter.

Very truly yours,

CBS CORPORATION

By: /s/ Alissa Makower
Name:	Alissa Makower
Title:	Assistant Secretary